Exhibit 21.1

SUBSIDIARIES OF REDWOOD MORTGAGE INVESTORS VIII AS OF DECEMBER 31, 2017

Jurisdiction of Formation
Altura Property Company, LLC	California
Huron Property Company, LLC	California
MCD Stockton Land, LLC	California
San Pablo Dam Road Property Company, LLC	California
Silver Park Property Company, LLC	California